

April 18, 2024

Jun Jiang
Chief Operating Officer
Jinxin Technology Holding Co
Floor 8, Building D, Shengyin Building
Shengxia Road 666
Pudong District, Shanghai 201203
People's Republic of China

  Re: Jinxin Technology Holding Co
    Amendment No. 2 to Registration Statement on Form F-1
    Filed April 16, 2024
    File No. 333-273884

Dear Jun Jiang:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Part II
Item 7 Recent Sales of Unregistered Securities, page II-1

1. Please add here the transaction by which the selling shareholder obtained its 228,256,018 ordinary shares, or tell us why you believe this information is not required.

General

2. Please revise page Alt-3 of the Resale Prospectus to 1) identify the natural person or persons who have voting and investment control of the shares to be offered for resale by the selling shareholder and 2) disclose the percentage of ordinary shares beneficially owned by the selling shareholder prior to the offering.

To the extent applicable, please revise the tabular disclosure on page 139 to include this information as well.

3. We note your addition of the resale prospectus to the registration statement. With a view toward understanding the details underpinning the resale by the selling shareholder, please provide us with the following information:

    • Please tell us why the selling shareholder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. Please clarify whether the underwriter sought to have the selling shareholder subjected to the lock-up provisions.
    • Please tell us about the nature of the business in which the selling shareholder is engaged.
    • Please tell us when and how (i.e., form and nature of the transaction) the selling shareholder acquired the 228,256,018 ordinary shares it beneficially owns.
    • Please tell us the price the selling shareholder paid for its shares.
    • Please tell us whether, from the perspective of the registrant, the sale of shares to the selling shareholder was undertaken, in whole or in part, to facilitate the registrant's ability to satisfy the applicable listing standards of the Nasdaq Global Market.

    Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin